EXHIBIT 5.2

September 26, 2011

Horizon Lines, Inc.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

Re:	Exchange Offer Document

Ladies and Gentlemen:

We have acted as special Hawaii counsel to Hawaii Stevedores, Inc. (the “Guarantor”), in connection with the issuance by Horizon Lines, Inc. (the “Company”) of (i) $180,000,000 in aggregate principal amount of 6.00% Series A Convertible Senior Secured Notes due 2017 of the Company (the “Series A Notes”) to be guaranteed by the Guarantor, and (ii) $100,000,000 in aggregate principal amount of 6.00% Series B Mandatorily Convertible Senior Secured Notes of the Company to be guaranteed by the Guarantor (together with the Series A Notes, the “New Notes”). This opinion (this “Opinion”) is being rendered as of the date first written above. Except as otherwise indicated, capitalized terms used herein are defined as set forth in the New Notes Indenture (defined below).

You have advised us that the New Notes are to be issued pursuant to an indenture (the “New Notes Indenture”) to be entered into by and between the Company, the guarantors thereto (including the Guarantor) and U.S. National Bank Association, as trustee (together with any successor trustee), in a form filed as Exhibit 4.3 to the Exchange Offer Document.

In rendering this Opinion, we have made such inquiries and examined, among other things, originals or copies, certified or otherwise identified to our satisfaction, of such State statutes, public records, corporate records, certificates, and other documents, records, agreements, certificates, and instruments, as we have considered necessary or appropriate for purposes of this Opinion, including, without limitation:

(1)    Articles of Incorporation of Castle & Cooke Terminals, Limited, as adopted August 31, 1962, and filed with the Hawaii Department of Treasury and Regulation (the predecessor agency to the State of Hawaii Department of Commerce and Consumer Affairs (the “DCCA”)) on August 31, 1962, as amended by a Certificate of Amendment to change the name of the Guarantor to Hawaii Stevedores, Inc., filed with the DCCA on June 15, 1984, as amended by a Certificate of Amendment filed with the DCCA on November 1, 1984, as amended by an Articles of Amendment filed with the DCCA on March 5, 1999, as amended by a Designation of Registered Agent filed with the DCCA on December 11, 2002, as amended by a Statement of Change of Registered Agent filed with the DCCA on March 10, 2008;

(2)    Amended and Restated Bylaws of the Guarantor dated June 15, 1984;

(3)    Action by Written Consent of the Board of Directors of the Guarantor, effective as of August 26, 2011;

(4)    Certified resolutions of the Board of Directors of the Guarantor, as described in Exhibit C of the Officer’s Certificate (as defined below); and

(5)    Certificate of Good Standing for the Guarantor issued by the State of Hawaii Department of Commerce and Consumer Affairs (the “DCCA”) on September 26, 2011, in connection with the good standing of the Guarantor under the laws of the State of Hawaii.

As to certain factual matters, we have relied upon, to the extent we deemed appropriate, and without independent investigation, the representations and warranties of the Guarantor in the New Notes Indenture and that certain Officer’s Certificate of the Guarantor, dated as of the date of this Opinion first written above (the “Officer’s Certificate”), and our consideration of such matters of law and fact as we have deemed necessary or appropriate, in our professional judgment, to render this Opinion. As to questions of fact material to this Opinion, we have relied, with the consent of Lenders and Agent and without independent investigation or inquiry, solely upon the factual matters set forth in the representations of the Guarantor in the New Notes Indenture and the Guarantor’s Certification and upon our actual knowledge.

We have assumed, for the purpose of this Opinion, the authenticity of all documents submitted to us as originals and the conformity with the originals of all documents submitted to us as copies, the genuineness of the signatures thereon, and the legal capacity of natural persons to execute and perform such documents to which each is a party and to carry out their respective roles therein. We have also assumed that (1) the Exchange Offer Document will have become effective pursuant to the provisions of the Securities Act (the “Act”), and (2) any required consents, approvals, authorizations and other orders of the Commission and any other regulatory authorities or third parties will be obtained in connection with the issuance of the New Notes.

Based on the foregoing, and subject to the assumptions, exceptions and qualifications set forth herein, we are of the opinion that:

The Guarantor has all requisite corporate power and authority to execute and deliver the New Notes Indenture, and to observe and perform all of the provisions and conditions thereof applicable to the Guarantor. The execution and delivery of the New Notes Indenture has been duly authorized by the Guarantor and no other corporate action of the Guarantor is requisite to the execution and delivery thereof.

We are members of the bar of the State of Hawaii. We do not hold ourselves out as practitioners of, nor do we express any opinion as to, or with respect to the applicability of, the laws of any other jurisdiction. With your express consent and approval, this Opinion is given as if the existing internal laws of the State of Hawaii govern the Guarantor Documents, without regard to whether the Guarantor Documents so provide.

This Opinion is given as of the date hereof. We assume no obligation to supplement this Opinion if any applicable law changes after the date of this Opinion, or if we become aware of any change in fact after the date of this Opinion, even though the change may affect the legal analysis, a legal conclusion or an informational confirmation expressed herein.

This Opinion is not and should not be construed as a guarantee or a contract of indemnity, but is an expression of our professional opinion. This Opinion is limited to the matters expressly stated herein.

We hereby consent to the filing of this Opinion with the Commission as Exhibit 5.2 to the Exchange Offer Document. We also consent to the reference to our firm under the heading “Legal Matters” in the Exchange Offer Document. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

This Opinion is limited to the matters expressly stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Very truly yours,

CARLSMITH BALL LLP

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